SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15a-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated August 6, 2003

Partner Communications Company Ltd.
(Translation of Registrant’s Name Into English)

8 Amal Street
Afeq Industrial Park
Rosh Ha’ayin 48103
Israel

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F [X]	Form 40-F [ ]

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes [ ]	No [X]

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________)

This Form 6-K is incorporated by reference into the Company’s Registration
Statement on Form F-3 filed with the Securities and Exchange Commission on
December 26, 2001 (Registration No. 333-14222).

Enclosure: Press Release dated August 6, 2003 re: Partner Communications
Announces a Change in its Board of Directors.

Press Release
SIGNATURES

Partner Communications Announces a Change
in its Board of Directors

Rosh Ha’ayin, Israel, August 6th, 2003 — Partner Communications Company Ltd. (NASDAQ, TASE: PTNR; London: PCCD) announced the appointment of Dr. Colin Tucker to its Board of Directors. He is replacing Mr. Hans Snook, a former CEO of Orange plc., and a director of Partner since August 1998, who has tendered his resignation from Partner’s Board of Directors.

Dr. Tucker (55) was previously a Managing Director of Hutchison 3G UK Holdings and the Chief Operating Officer — International Operations for Orange plc. He also served as the Technical Director of Orange plc. Dr. Tucker served as the Director and General Manager of Telepoint Systems at GPT Limited, and as Director of Engineering for Plessey Telecommunication Products Ltd. He was also an Industrial Professor at Loughborough University.

Mr. Canning Fok, the Chairman of the Board of Partner, thanked Mr. Snook for his service on the Board and for his most valuable contribution to the Company, and wished Dr. Tucker success in his new role.

About Partner Communications

Partner Communications Company Ltd. is a leading Israeli mobile communications operator known for its GSM/GPRS based services and the development of wirefree applications under the preferred orange™ brand. The Company commenced full commercial operations in January 1999 and, through its network, provides quality of service and a range of features to 1.949 million subscribers in Israel. Partner subscribers can use roaming services in 117 destinations using 263 GSM networks. The Company was awarded a 3G license in 2002. Partner’s ADSs are quoted on NASDAQ under the symbol PTNR and on the London Stock Exchange (LSE) under the symbol PCCD. Its shares are quoted on the Tel Aviv Stock Exchange (TASE) under the symbol PTNR. For further information please visit: http://www.investors.partner.co.il.

Contact:

Dr. Dan Eldar
V.P. Carrier, International and Investor Relations
Tel:     +972 67 814151
Fax:     +972 67 814161

E-mail: dan.eldar@orange.co.il

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Partner Communications Company Ltd.

By	/s/ Alan Gelman

Name: Alan Gelman Title: Chief Financial Officer

Dated: August 6, 2003